AKZO NOBEL HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83

John Cash
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street. N.E.
Washington, D.C. 20549
United States

November 30, 2006

Re: Akzo Nobel N.V. Form 20-F for the year ended December 31, 2005 File No. 0-17444

Dear Mr. Cash

Below you will find our responses to your comment letter of October 3, 2006 (the “Letter”). Our responses are numbered to coincide with your numbered comments 1 through 25 in the Letter. We would hope to discuss our responses with you prior to any formal response from the Staff, if that would be acceptable to you.

We would suggest that a formal amendment to the 2005 Form 20-F should not be necessary as we do not believe that the supplemental disclosures called for by the Letter individually or in the aggregate are material. However, they will be dealt with in a manner consistent with the attached response in the 2006 Form 20-F.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005

Item 18 – Financial Statements

Summary of Significant Accounting Policies Used in Preparing the Consolidated Financial Statements

Intangible Assets, page 125

Comment 1

We read that development costs are capitalized if it is probable that sufficient future economic benefits will be generated by the intangible assets arising from development. Please confirm to us, and consider revising future filings to clarify, that development costs are capitalized if, and only if, all of the criteria of paragraph 57 of

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lAS 38 are met. In this regard, your current disclosure only addresses the criteria of paragraph 57(d).

Response

We confirm that development costs are capitalized if, and only if, all of the criteria of paragraph 57 of IAS 38 are met. In future filings, we will clarify this in detail, also mentioning the other criteria ((a) to (f)) of paragraph 57 of IAS 38.

Deferred Income Tax, page 128

 Comment 2

Your accounting policy indicates that deferred tax assets are recognized if it is probable that the asset will be realized. Based on this accounting policy as well as the accounting set forth in paragraph 24 of lAS 12, help us to understand why your critical accounting policy disclosures on page 75 discusses a valuation allowance and how, as disclosed in Note 21 – Income Taxes on page 169 your accounting policy results in the recording of deferred tax assets for which you need to provide a valuation allowance. Please advise.

Response

The amount disclosed as valuation allowance in fact reflects the unrecognized portion of deferred tax assets, which in accordance with IAS 12 is required to be disclosed. In the table on page 169 the gross temporary differences are disclosed, which through the deduction of what we called the valuation allowance reconciles with the actual deferred tax assets recognized.

In future filings we will adjust the lay-out of the disclosure on the temporary differences that give rise to deferred tax assets and liabilities, by changing the caption “valuation allowance” to “unrecognized portion of deferred tax assets”. This is consistent with IFRS.

Derivative Financial Instruments, page 129

Comment 3

With regard to your hedging activities, tell us the consideration you gave to the disclosure requirements of paragraphs 22 through 24 of IFRS 7.

Response

First, we would like to note that IFRS 7 does not become effective until January 1, 2007. As a consequence, IFRS 7 was not applicable to our 2005 Form 20-F.

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Nevertheless, the paragraphs mentioned for IFRS 7 were already included in IAS 32 and 39. In Note 16 on pages 162 to 165, the company described the financial instruments concluded and whether hedge accounting was applied or not, which for the major part of the instruments was not the case. Also fair values of the financial instruments are disclosed in Note 16. In future filings we will further expand the disclosures for hedge accounting so as to meet all of the criteria of IFRS 7 (or IAS 32 and 39 as long as these are applicable) for the material hedging constructions. However, we believe that all material disclosures required by IFRS 7 have effectively been done.

Consolidated Balance Sheet, page 132

Comment 4

We note that you are presenting minority interest as a mezzanine item between liabilities and shareholders’ equity. Tell us what consideration you gave to the presentation guidance set forth in paragraph 68(o) of lAS 1.

Response

In future filings we will include a subtotal for equity, being the sum of shareholders’ equity and minority interest. Please note that in the Consolidated Statement of Changes in Equity both shareholders’ equity and minority interest were included and added together as equity.

Comment 5

We note that you have combined some of the liability line items listed in paragraph 68 of lAS I. In this regard, your “current liabilities” line item appears to combine trade and other current payables, current provisions, and other current liabilities, all of which appear to be separate line items in paragraph 68. Similarly, your “long-term liabilities” line item appears to combine long-term provisions, deferred tax liabilities, and other long-term liabilities. Please tell us how you determined that your current presentation complied with lAS 1, or confirm that you will revise future filings to separately disclose the line items specified in paragraph 68.

Response

In future filings we will separately disclose the line items specified in paragraph 68 of IAS 1 on the face of the balance sheet. Please note however that in Notes 11 and 13 of the Notes to the Consolidated Financial Statements the applicable breakdowns can be found.

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Consolidated Statement of Income, page 133

Comment 6

We note that you have classified certain assets and liabilities related to activities that will be divested as held for sale. Please tell us what consideration you gave to the guidance set forth in paragraphs 31 through 35 of IFRS 5 such that readers can evaluate the financial effects of discontinued operations and disposal groups. Specifically, please tell us what consideration you gave to whether these activities represent cash generating units. If these activities are not cash generating units, please tell us what consideration you gave to disclosing this fact to clarify this matter for your readers.

Response

According to paragraph 32 of IFRS 5, a discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and
(a)	represents a separate major line of business or geographical area of operations;
(b)	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or
(c)	is a subsidiary acquired exclusively with a view to resale.

The activities classified as held for sale were the following and had the following 2005 revenues and operating income (in EUR million):

[CONFIDENTIAL INFORMATION IN THE FOLLOWING TABLE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Operating
	Revenues	income

Total

Summarizing, the combined businesses had annual revenues of approx EUR [-] compared to Akzo Nobel 2005 revenues of EUR [-], i.e. some [-]%. Total operating income was EUR [-] compared to the Akzo Nobel 2005 figure excluding incidentals of EUR [-], so [-]%.
[CONFIDENTIAL INFORMATION IN THE PRECEDING SENTENCE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

These activities together are not one separate line of business, but separate lines of business. Furthermore, individually, as well as together (representing [-]% of revenues and [-]% of operating income), they do not constitute a major separate line of business of the company’s activities. Therefore, the company concluded that these activities did not qualify as discontinued operations under paragraph 32 of IRFS 5. [CONFIDENTIAL INFORMATION

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IN THE PRECEDING SENTENCE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Please note that these units individually qualified as single cash generating unit, as they generated cash inflows that were largely independent of the cash inflows from other assets or groups of assets. Within the Akzo Nobel organization these activities were sub-business units or separate activities.

Comment 7

We note that you recorded EUR 579 million as results of divestitures for the year ended December 31, 2004. As indicated in Note 18, we note that this gain is mainly related to the divestments of Catalysts, Phosphorus Chemical, and Coating Resins. Please help us understand why these divested activities do not qualify for treatment as discontinued operations pursuant to the guidance set forth in paragraphs 30 through 33 of IFRS 5. In this regard, we assume based on your disclosures that you applied the guidance set forth in IFRS 5 rather than lAS 35. Specifically, please tell us what consideration you gave to whether these activities represent cash generating units. If these activities are not cash generating units, please tell us what consideration you gave to disclosing this fact to clarify this matter for your readers.

Response

We applied the guidance set forth in IFRS 5.

According to paragraph 32 of IFRS 5, a discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and
(a)	represents a separate major line of business or geographical area of operations;
(b)	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or
(c)	is a subsidiary acquired exclusively with a view to resale.

In 2003, Akzo Nobel decided upon and announced the divestment plan for:
-	Catalysts
-	Phosphorus Chemicals, and
-	Coating Resins, including the UV/EB business

Catalysts and Phosphorus Chemicals were divested by the end of July 2004. The divestment of Coating Resins and UV/EB took place at year-end 2004.

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The size of these businesses in 2003 (the latest full-year information available for these units before their divestment was as follows (in EUR million):

[CONFIDENTIAL INFORMATION IN THE FOLLOWING TABLE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Operating
	Revenues	income

Total

Summarizing, the combined businesses had annual sales of approx EUR [-] billion compared to Akzo Nobel 2003 sales of EUR [-], i.e. some [-]%. [CONFIDENTIAL INFORMATION IN THE PRECEDING SENTENCE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] Total operating income was EUR [-] compared to the Akzo Nobel 2003 figure before nonrecurring items of EUR [-], also some [-]%. [CONFIDENTIAL INFORMATION IN THE PRECEDING SENTENCE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

These activities together are not one separate line of business, but three separate lines of business. Furthermore, individually, as well as together (representing [-]%), they do not constitute a major separate line of business of the company’s activities. Therefore, the company concluded that these activities did not qualify as discontinued operations under paragraph 32 of IFRS 5. [CONFIDENTIAL INFORMATION IN THE PRECEDING SENTENCE HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

These units individually qualified as single cash generating unit, as they generated cash inflows that were largely independent of the cash inflows from other assets or groups of assets. Within the Akzo Nobel organization these activities were separate business units or sub-business units.

Comment 8

We note that you have elected to classify expenses in your income statement by function. Please tell us how you determined that the presentation of “incidentals” on the face of your income statement is consistent with presenting expenses by function. Also tell us how you determined that your current footnote disclosures meet the requirements of paragraph 93 of lAS 1 to also present material expenses by nature.

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Response

As disclosed at the bottom of page 4 of the 2005 Form 20-F, incidentals are special benefits, results on divestments, restructuring and impairment charges, and charges related to major legal, antitrust, and environmental cases. Operating income excluding incidentals is one of the key figures management uses to assess the company’s performance, as this figure better reflects the underlying trends in the results of the activities. The company decided that it would be more appropriate for the reader to state these incidentals separately on the face of the statement of income rather than in the notes.

Paragraph 86 of IAS 1 prescribes that when items of income and expense are material, their nature and amount shall be disclosed separately. Management is of the opinion that this lay-out gives the reader more insight in the development of earnings of the company, as by nature the items classified as incidental can fluctuate substantially from period to period.

Depreciation and amortization expenses are disclosed in the movement schedules as included in notes 8 (page 142) and 7 (page 141) in the Notes to the Consolidated Financial Statement of Akzo Nobel. In future filings, we will also include the employee benefits expense as mentioned in paragraph 93 of IAS 1.

Comment 9

We note your presentation of earnings before minority interest, minority interest and net income. Tell us what consideration you gave to the presentation requirements set forth in paragraphs 81-82 and paragraph BC 19 of lAS I.

Response

In future filings we will add the words “attributable to minority shareholders” to the line minority interest in the statement of income. We will add the words “attributable to equity holders” to the line net income.

Consolidated Statement of Cash Flows. page 134

Comment 10

Based on the impairment charges reflected in the 2005 activity as presented in Notes 7 and 8, it appears that the non-cash adjustment for impairment losses in your cash flows from operating activities does not include the impairment loss related to your assets held for sale as seen in Note 6. Please advise.

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Response

In the statement of cash flows on page 134, the 2005 impairment losses are reported of EUR 132 million. This is the sum of the impairment of intangible assets of EUR 35 million and of property, plant and equipment of EUR 97 million. The impairment charge of EUR 16 million, mentioned in note 6, is included in the impairment charges for intangible assets and property, plant and equipment.

Comment 11

We note that you have included “loan and prepaid premiums to APF” within your cash flows from investing activities. We read in Note 23(b) that although these payments would be included in cash flows from operating activities under US GAAP, they should be treated as investing activities under IFRS. Please help us to better understand your classification of these payments under lAS 7. Tell us what consideration you gave to the fact that these payments relate to the settlement of a pension plan and therefore effectively may be cash payments made to and on behalf of your employees as contemplated by paragraph 14(d) of lAS 7.

Response

In the IFRS financial statements, the amount of EUR 150 million is recorded as cash flow from investing activities. This payment consists of a loan note of EUR 100 million and a long-term prepayment of EUR 50 million. In accordance with the definitions of IAS 7, these considerations have been presented as cash flow from investing activities because of the long-term nature of these instruments. IAS 7.16 (e) states the following as investing activity: cash advances and loans made to other parties (other than advances and loans made by a financial institution). As these amounts are expected to be repaid to the company over a period of several years, they have a long-term nature. Therefore, Akzo Nobel presented it as an investing activity.

Note 1 — Industry Segment lnformation and Geographic Data, page 136

Comment 12

In future filings please disclose segment liabilities as required by paragraph 56 of lAS 14.

Response

In future filings we will disclose segment liabilities as required by paragraph 56 of IAS 14.

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Note 13 — Long-Term Liabilities Provisions for Pensions, page 148

Comment 13

We note that effective December 31, 2005 you changed your Netherlands pension plan from a defined benefit plan to a defined contribution plan for IFRS accounting purposes. In this regard, we note that as a result of the changes to your Netherlands pension plan, the actuarial or investment risks related to the plan no longer rest with the company. We also note that you made certain changes to the early retirement plan. These changes resulted in a curtailment and settlement of defined benefit obligations of EUR 4,575 million and plan assets of EUR 4,502 million and a resulting gain of EUR 114 million. For IFRS purposes, please confirm that this gain contemplates the guidance set forth in paragraph 110 of lAS 19.

Response

We confirm that we have followed the guidance set forth in paragraph 110 of IAS 19. Before determining the effect of the curtailment and settlement we have remeasured the obligation and related plan assets using current actuarial assumptions.

Comment 14

We note that for US GAAP purposes, in accordance with SFAS 87, the changed pension plan is still qualified as a defined benefit plan and therefore no curtailment or settlement gain or loss was recognized. Help us to understand the specific changes to the pension plan. Discuss the company’s obligations under the new plan. Address, how, if at all, these changes impacted your accounting for this plan as a defined benefit plan. That is, specifically address whether these changes result in changes to the pension benefit formula and/or any other accounting required for defined benefit plans as required by SFAS 87.

Response

The pension benefits for the employees in itself did not change, unless in the future an underfunding situation might arise at the Akzo Nobel Pension Fund (APF) in the Netherlands. What changed was the funding relation between the company and APF. Going forward, the company is only required to pay a fixed annual premium into the fund, which for the next five years has been set at 20% of the pensionable salaries of the active employees. The company is no longer liable for any additional funding in case of a too low financing situation at the APF. As a consequence, the actuarial or investment risk related to APF does not rest with the company anymore. Therefore, for IFRS it was concluded that the pension plan changed from defined benefit to defined contribution. Upon this transition certain one-time payments were made, which were taken into account when determining the curtailment and settlement gains.

However, APF does not provide individual accounts for each of the participants. As this is a specific requirement of SFAS 87 (not included in IAS 19) for a classification as defined

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contribution plan, the plan did not qualify as a defined contribution scheme after the new arrangement came into effect. Therefore, for US GAAP it remained a defined benefit scheme.

Note 15 — Commitments and Contingent Liabilities page 159

Comment 15

We note your disclosures concerning environmental liabilities here and in Note 13. Please tell us what consideration you gave to providing a roll forward of this provision. Refer to paragraph 84 of lAS 37.

Response

In future filings we will include a roll forward schedule for environmental liabilities.

Comment 16

We note your discussion of the Flexsys’ alleged antitrust violations. You conclude that the carrying value of the company’s investment in Flexsys may be affected by these matters. Tell us what consideration you gave to disclosing the carrying value of this investment in this footnote such that readers will understand the value at risk related to these contingencies.

Response

If for future filings this contingency still remains outstanding, we will mention the carrying value of this investment. The carrying value at December 31, 2005 was EUR 127 million.

Note 18 — Incidentals, page 165

Comment 17

We note your disclosures concerning asset impairments here and in Notes 6, 7, and 8. We have the following comments:
•	Please reconcile the impairment charges seen in Notes 6, 7, and 8 to the amounts seen here. If you have recorded impairment charges in any other lines on your statement of income, please tell us supplementally and tell us what consideration you gave to disclosing this information.
•	Please tell us what consideration you gave to providing enough information, either here or in your other footnotes, to permit your readers to determine the amount of impairment charge by reportable segment within each class of assets. Refer to paragraph 130(c)(ii) of lAS 36. If these disclosures are not required under IFRS, please tell us what consideration you have given to providing these

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disclosures in your US GAAP reconciliation footnote as required pursuant to paragraph 46(d) of SFAS 142 and paragraph 26(d) of SFAS 144.
•	Please tell us where you have disclosed the information required by paragraph 130(e)–(g) of lAS 36, or tell us what consideration you gave to presenting such information.
Response
•	Reference is also made to the response to comment 10. Total impairment of intangible assets and property plant and equipment was EUR 132 million. EUR 121 million was recognized as incidental charges. An amount of EUR 6 million was recognized as Cost of Sales and EUR 5 million in Research and Development Expenses. The latter two amounts concerned impairments of several smaller intangible assets for know-how and licenses at Organon and Intervet, which were not deemed material enough to be presented separately as incidental.
•	In future filings we will include the impairment charges per reportable segment.
•	In future filings we will extend the disclosures so that they meet the requirements of paragraph 130(e)-(g) of IAS 36. Please note that aggregation of the information may be required in order for the disclosures to remain meaningful and not be too detailed.

Note 23 — Application of Generally Accepted Accounting Principles in the United States of America, page 170

Comment 18

We note that you have prepared your financial statements in accordance: with IFRS as adopted by the European Union (EU GAAP). We note that you have relied upon the two year accommodation available under General Instruction G to Form 20-F. Tell us what consideration you gave to providing the disclosures required by paragraph (i) of General instruction G, “Special Instruction for Certain European Issuers.”

Response

Please note that in Item 8 in the first paragraph of Section A on page 102, a statement was included that IFRS as adopted by the EU was materially the same as IFRS as adopted by the IASB.

While the EU had adopted, as published by the IASB, almost all international financial reporting standards, it adopted a regulation endorsing IAS 39 that excepted certain provisions of IAS 39 on the use of the full fair value option and on portfolio hedge accounting.

For the company there is no difference between IFRS as adopted by the European Union and IFRS as published by the IASB. Neither the exception for the full fair value option nor for the portfolio hedge accounting had an impact on the company’s accounts as it is not applicable to our financial instruments. Effective January 1, 2005 the company adopted IAS 39 for hedge accounting.

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Comment 19

We note your disclosures in Note 23(a) concerning goodwill. Please tell us what consideration you gave to providing a roll forward of your goodwill by reportable segment as required by paragraph 45 of SFAS 142.

Response

In future filings we will include a roll forward of goodwill by reportable segment.

Comment 20

We note your disclosures in Note 23(g) concerning restructuring costs. Please tell us what consideration you gave to disclosing when you expect these restructuring activities to be completed and an estimate of the aggregate amount expected to be incurred under US GAAP as required by paragraph 20 of SFAS 146.

Response

Most restructuring activities relate to a number of relatively small restructurings. In future filing we will include disclosures on when these restructuring activities are expected to be completed and an estimate of the aggregate amount expected to be incurred under US GAAP. It should be noted that for certain plans payments of termination benefits to former employees (in accordance with local laws and regulations) may take several years.

Comment 21

As disclosed in Note 15 — Commitments and Contingent Liabilities – Environmental Matters on page 160, we note that you have discounted your environmental liabilities. Tell us what consideration you gave to the US GAAP accounting requirements for discounting as set forth in paragraph 132 of SOP 96–1.

Response

For all of the environmental cases included in the provision, the responsible internal Health Safety and Environment (HSE) officers–assisted by external experts for the larger environmental issues–make assessments and estimates of the expected timing of the expenditures for the remediation of each individual case, based on their in depth knowledge of such cases.

Based on these assessments of the HSE officers, management has concluded that the aggregate amount of the liability and the amount and timing of the cash payments can be reliably determined, so that in accordance with paragraph 132 of SOP 96–1 the liability may be discounted.

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Comment 22

As discussed in your Summary of Significant Accounting Policies, we note that for IFRS purposes you record provisions at net present value, taking the timing of cash outflows into account. We also note that you recognized EUR 41 million and EUR 21 million of interest on discounting of provisions and other long-term receivables for the years ended December 31, 2005 and 2004. Tell us what portion of this interest expense relates to the discounting of provisions for each period presented and provide us with sufficient information for us to understand why you have not provided US GAAP reconciling item related to this accounting.

Response

The portion of financing charges related to the discounting of provisions in 2005 was EUR 43 million. For 2004 this amount was EUR 21 million.

We will further elaborate on 2005. For this year, the charge breaks down as follows (in EUR million):

a.	Restructuring provisions	11
b.	Environmental provisions	17
c.	Antitrust and other legal liabilities	13
d.	Other	2

	Total	43

a.	Based on the long-term nature of termination benefits (which in Europe cover periods of several years) and the fact that these costs are primarily fixed or reliably determinable, the restructuring provisions have been discounted. This is also appropriate under US GAAP (SFAS 146).

b.	As discussed in comment 21 above, we concluded that the requirements of SOP 96-1 for discounting of the environmental provisions have been met and that therefore there was no US GAAP reconciling item.
c.	The provisions for antitrust and other legal liabilities are of a long-term nature. Based on expert opinions (predominantly from inhouse and external lawyers), reliable assessments have been made of the timing of the expected payments under the cases involved, which served as the base information for the discounting exercise.

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d.	The category Other mainly represents long-term employee benefits, for which reliable estimates can be made of the expected timing of the expected payments. Accordingly, these payments have been discounted.

Note 24 — Explanation of Transition to IFRS, page 187

Comment 23

We note your discussion of nonconsolidated companies on page 190. We read that your cooperation with Pfizer for asenapine is not legally incorporated and therefore is proportionally consolidated under IFRS. Please confirm that you are accounting for this jointly controlled operation in accordance with paragraph 15 of lAS 31.

Response

We confirm that our accounting for the jointly controlled operation with Pfizer is accounted for in accordance with paragraph 15 of IAS 31. Please note that at this moment the cooperation is no more than the sharing of costs for research and development for asenapine.

Comment 24

We note your textual discussion of the changes in accounting principles due to the adoption of IFRS; however, we have not been able to fully reconcile the amounts you have quantified in this discussion to the adjustments presented in the column “Effect of transition to IFRS”. Please provide us with a reconciliation of the amounts reflected in the column “Effect of transition to IFRS” to the textual disclosures. For instance, tell us what comprises the EUR 1,522 million adjustment for Other reserves, minimum pension liability and undistributed profits.

Response

Within equity the following elements changed due to the implementation of IFRS (in EUR million):

	NL GAAP	Change	IFRS
Other reserves and undistributed profits	1,911	(2,346)	(435)
Minimum pension liability	(824)	824

Total	1,087	(1,522)	(435)

Cumulative translation differences	(1,045)	1,045	–

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The amount of the EUR 1,522 million adjustment for the total of Other Reserves, Minimum Pension Liability, and Undistributed Profits consists of the following amounts (in EUR mln, after taxes):

Reclassification of cumulative translation adjustments	(1,045)
Pensions and other postretirement benefits	(489)
Deferred taxes on intercompany profit	76
Pfizer payment	(70)
Discounting of provisions	11
Other long-term employee benefits	(15)
Share-based payments	(8)
Restructuring provisions	6
Other	12

Total	(1,522)

The abovementioned amounts are individually mentioned in the textual disclosures, except for the amount for pensions and other postretirement benefits. This item consists of the following amounts (in EUR mln, after taxes):

Deficit in excess of provisions and prepaid pension
assets in the NL GAAP balance sheet	(1,356)
Reversal of the minimum pension liability entries	824
Recognition of the U.S. Medicare asset	43

Total	(489)

Please note that the abovementioned individual amounts were included in the textual disclosures.

FORMS 6-K FILED APRIL 20, 2006 AND JULY 20, 2006

Comment 25

We note your quarterly reports for the first and second quarters of 2006. Tell us what consideration you gave to the disclosure requirements of paragraph 16(a) and paragraph 19 of lAS 34. Also tell us what consideration you gave to the requirement in paragraph 20(c) of lAS 34 regarding providing a statement showing changes in

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equity for the comparable year-to-date period of the immediately preceding financial year.

Response

Please note that we did not file the aforementioned Forms 6-K. They were furnished to the Commission. Therefore, the disclosure requirements you note were not directly applicable.

Please note that IAS 34 is not yet mandatory for the company, because the EU Transparency Directive has not yet been incorporated into the Dutch Law.

In the meantime, in the Report for the Third Quarter of 2006 we have included a statement showing the changes in equity for the comparable year-to-date period of the immediately preceding year, as required by paragraph 20(c).

In addition, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your consideration and help in this matter. We look forward to discussing the attached with you. We appreciate your willingness to grant us additional time in preparing this response. If you have any questions please call Richard C. Morrissey (tel. 011 44 20 7959 8520) or, if more convenient for you, call Sullivan & Cromwell’s Washington office (tel. 956 7500) and ask to be transferred. Mr. Morrissey can then arrange for a conference call with all relevant parties as before.

Very truly yours,

Jacq J.M. Derckx

Director Financial Reporting
Akzo Nobel N.V.

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